Exhibit 99.1

Sol-Gel Technologies to Host KOL Investor Day for SGT-610 on October 14, 2026

NESS ZIONA, Israel, Sept. 30, 2026 (GLOBE NEWSWIRE) – Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a dermatology company, pioneering treatments for patients with rare and severe skin conditions, today announced it will host a KOL Investor Event on SGT-610 (patidegib gel, 2%) on Wednesday, October 14, 2026 in New York.

The event will feature Julie Breneiser, PA-C (Gorlin Syndrome Alliance), Ervin Epstein Jr., MD (Alta Bates Summit Medical Center), Kavita Sarin, MD, PhD (Stanford Cancer Institute), and Elizabeth M. Billingsley, MD, FAAD, FACMS, FASDS (Penn State College of Medicine), who will discuss the significant disease burden of Gorlin Syndrome patients and lack of effective therapies.

A live webcast of the event will be available through the Sol-Gel Investor Relations website beginning at 12:00 p.m. ET. A replay of the webcast and supporting materials will be available after the conclusion of the event.

Investors and other interested parties may email sol-gel@gilmartinir.com to register for in-person attendance.

About Julie Breneiser, PA-C

Julie Breneiser is the Associate Director of the Gorlin Syndrome Alliance (GSA). Prior to this, she was Executive Director for five years, and President of the Board of Directors. Her early career began as a Physician Assistant. Julie and her two children are affected with Gorlin Syndrome, a rare genetic disorder caused by a tumor suppressant mutation that can affect every organ system. Julie’s work with the GSA focuses on collaboration with industry to bring potential treatments to clinical trial. Under her leadership, the GSA conducted a Listening Session and Patient Focused Drug Development Meeting for the FDA.  Julie previously served as a consumer reviewer for the National Institutes of Health (NIH) and the Department of Defense’s Congressionally Directed Medical Research Programs (DOD-CDMRP). She speaks nationally and internationally, raising awareness of Gorlin Syndrome and the burdens of this multi-system disorder as well as advancing drug development for rare diseases.

About Ervin Epstein, Jr., MD

Dr. Ervin Epstein, Jr., MD was a practicing dermatologist for more than 50 years in the San Francisco Bay Area. He led an academic research lab funded by the National Institutes of Health for 45 years. He served as the Co-Founder, Medical Advisor, and Director at PellePharm, Inc. He also served as Research Dermatologist and Clinical Professor of Dermatology at the University of California, San Francisco, and as President of the Society for Investigative Dermatology. His research interests have focused on the molecular biology of inherited and neoplastic skin diseases. Ervin Epstein has also served on the boards of numerous dermatological organizations including the American Dermatological Association. His publications have appeared in New England Journal of Medicine, Nature, and Science. He received his medical degree from University of California (San Francisco) School of Medicine.

About Kavita Sarin, MD, PhD

Dr. Kavita Sarin, MD, PhD is a Professor of Dermatology and is the Director of the Stanford Skin Cancer Genetics Program at the Stanford Cancer Institute. She received her medical degree from Stanford University School of Medicine and holds a PhD in Genetics from Stanford University. She has an academic interest in Precision Medicine, focused on the integration of genetic and clinical patient data to inform susceptibility, prognosis, and treatments in skin cancer and other rare dermatologic disorders. Her lab applies cutting-edge sequencing and imaging technologies to better understand skin cancer and rare immunologic skin diseases.

About Elizabeth M. Billingsley, MD, FAAD, FACMS, FASDS

Dr. Elizabeth M. Billingsley, MD, FAAD, FACMS, FASDS is a Professor of Dermatology at Penn State University College of Medicine and practices dermatologic surgery and Mohs micrographic surgery with Penn State Health. She received her medical degree from Penn State College of Medicine. She does clinical research and trials in cutaneous oncology and Gorlin Syndrome and is a past President of the American College of Mohs Surgery. Dr. Billingsley is a Fellow of the American Academy of Dermatology (FAAD), the American College of Mohs Surgery (FACMS), and the American Society for Dermatologic Surgery (FASDS), and her clinical practice focuses on the surgical management of skin cancer.

About Sol-Gel Technologies

Sol-Gel is a specialized dermatology company advancing innovative therapies for rare and serios skin diseases. Its lead investigational candidate, SGT-610 (patidegib gel 2%), is a Phase 3, orphan- and breakthrough-designated topical hedgehog inhibitor being developed for the prevention of new basal cell carcinoma (BCC) lesions in patients with Gorlin Syndrome, with the potential to offer an improved safety profile relative to oral hedgehog inhibitors. Subject to regulatory approval in Gorlin Syndrome, SGT-610 may also represent a future opportunity in high-frequency BCC. Sol-Gel is also advancing SGT-210, and investigational topical EGFR inhibitor for indications with significant unmet need, and has developed two FDA-approved dermatology products, TWYNEO® and EPSOLAY®.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of a delay in reporting the top-line results of Sol-Gel’s pivotal Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome, that we will not successfully complete the Gorlin Phase 3 clinical trial or that such clinical trial will fail to meet its primary endpoint or one or more of its secondary endpoints as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, China, Europe or Israel; and (xv) loss or retirement of key executives and research scientists; (xvi) general market, political and economic conditions in the countries in which the Company operates; and, (xvii) the security situation in Israel. These factors and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 19, 2026, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

Sol-Gel Investor Relations:

Eyal Ben-Or

Chief Financial Officer

ir@sol-gel.com

For Investor Event Inquiries:

Ami Bavishi or Nick Colangelo

Gilmartin Group, LLC

Sol-gel@gilmartinir.com